                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                 SCHEDULE 13G

                                  Amendment 2



                 Under the Securities and Exchange Act of 1934



                                 Allete, Inc.
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                               (Name of Issuer)



                                 Common Stock
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                        (Title of Class of Securities)



                                   018522300
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                                (CUSIP Number)



                               December 31, 2006
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO.  018522300
          ----------

1)   Name of Reporting Person               Ameriprise Financial, Inc.

     S.S. or I.R.S. Identification          IRS No. 13-3180631
     No. of Above Person

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2)   Check the Appropriate Box              (a)
                                            ---------------
     if a Member of a Group                 (b) X*
                                            ------

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)   SEC Use Only

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4)   Citizenship or Place of Organization   Delaware

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                                  PERSON WITH

     (5) Sole Voting Power                  -0-
     ---------------------                  -----------------
     (6) Shared Voting Power                4,846,894
     -----------------------                -----------------
     (7) Sole Dispositive Power             -0-
     --------------------------             -----------------
     (8) Shared Dispositive Power           4,916,604
     ----------------------------           -----------------

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9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person         4,916,604

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10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares        Not Applicable

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11)  Percent of Class Represented by
     Amount In Row (9)                      16.18%

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12)  Type of Reporting Person               CO

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1(a) Name of Issuer:                        Allete, Inc.

1(b) Address of Issuer's Principal          30 West Superior Street
     Executive Offices:                     Duluth, MN 55802-2093

2(a) Name of Person Filing:                 Ameriprise Financial, Inc.

2(b) Address of Principal Business Office:
                                            Ameriprise Financial, Inc.
                                            145 Ameriprise Financial Center
                                            Minneapolis, MN  55474

2(c) Citizenship:                           Delaware

2(d) Title of Class of Securities:          Common Stock

2(e) Cusip Number:                          018522300

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
     This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Ameriprise Financial, Inc. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

4(a) Amount Beneficially Owned as of December 31, 2006: 4,916,604 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. The reporting person, and each of its subsidiaries identified on the attached Exhibit I disclaims beneficial ownership of any shares reported on this Schedule.

4(b) Percent of Class: 16.18%

4(c) Number of Shares as to which such person has:
     (i)   Sole power to vote or to direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 4,846,894*
     (iii) Sole power to dispose or to direct the disposition of: 0
     (iv)  Shared power to dispose or to direct the disposition of: 4,916,604**

* Certain shares of the issuer's Common Stock are held in trust for the benefit of employees participating in one or more employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to which Ameriprise Trust Company, a wholly owned subsidiary of Ameriprise Financial, Inc., serves as trustee. As a plan trustee, Ameriprise Trust Company votes shares allocated to participant accounts as directed by plan participants, subject to Section 404 of ERISA. All shares allocated to participants for whom no voting instructions are received, are voted in the same proportion as the trustee votes shares for which it did receive voting instructions.

**Certain shares of the issuer's Common Stock are held in trust for the benefit of employees participating in one or more employee benefit plans with respect to which Ameriprise Trust Company, a wholly owned subsidiary of Ameriprise Financial, Inc., serves as trustee. Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plan.

5    Ownership of 5% or Less of a Class:
     Not Applicable.

6    Ownership of more than 5% on Behalf of Another Person:

     Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Allete, Inc. The interest of one person, Ameriprise Trust Company, amounted to 4,846,894 shares or 15.95% of the total outstanding Common Stock of the issuer at December 31, 2006. Ameriprise Trust Company may be deemed to be the beneficial owner of such shares by virtue of serving as directed trustee for certain employee benefit plans.

7    Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company:

                                            See Exhibit I

8    Identification and Classification of Members of the Group:

                                            Not Applicable

9    Notice of Dissolution of Group:

                                            Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Ameriprise Financial, Inc.

Dated:  December 31, 2006                      By /s/ Jeffrey P. Fox
                                                  ------------------
                                                      Jeffrey P. Fox
                                                      V.P Investment Accounting
                                                      -------------------------
                                                      Telephone: (612) 671-6741
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                                 Exhibit Index
                                 -------------

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II        Joint Filing Agreement

                                   Exhibit I
                                      To
                                 Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Bank - Ameriprise Trust Company, a trust company organized under the laws of the State of Minnesota

Investment Company - RiverSource Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                  Exhibit II
                                      To
                                 Schedule 13G

                            Joint Filing Agreement

The undersigned persons, on February 9, 2007, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Allete, Inc. at December 31, 2006.

                                               Ameriprise Financial, Inc.

                                               By /s/ Jeffrey P. Fox
                                                  ------------------
                                                      Jeffrey P. Fox
                                                      V.P. Investment Accounting


                                               Ameriprise Trust Company

                                               By /s/ Mark S. Ellis
                                                  -----------------
                                                      Mark S. Ellis
                                                      Senior Vice President